 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2016

Commission File Number: 001-36810

EURONAV NV

De Gerlachekaai 20
2000 Antwerpen
Belgium

011-32-3-247-4411
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 99.1 is a copy of the press release of Euronav NV (the "Company"), dated July 28, 2016, announcing the Company's financial results for the second quarter and first half ended June 30, 2016.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EURONAV NV
(Registrant)

Dated: July 29, 2016

	By:	/s/ Hugo De Stoop
Hugo De Stoop
Chief Financial Officer

EXHIBIT 99.1

PRELIMINARY SECOND QUARTER & HALF YEAR RESULTS 2016

HIGHLIGHTS

•	Strong first half year leading to proportionate EBITDA of USD 298.6 million
•	Q2 profits affected for non-recurring charge related to Suezmax joint ventures termination
•	Rates decline in June reflect seasonal trading patterns likely to persist through Q3
•	Interim dividend to be announced on 25 August with final half year results; returns policy re-affirmed

ANTWERP, Belgium, 28 July 2016 – Euronav NV (NYSE: EURN & Euronext: EURN) ("Euronav" or the "Company") today reported its non-audited financial results for the second quarter and the first half of 2016.

Paddy Rodgers, CEO of Euronav said: "The seasonal adjustment in freight rates has been exacerbated by a combination of factors acting simultaneously to press freight rates lower. Notwithstanding short term headwinds Euronav anticipates a seasonal rate recovery into the winter supported by recent upgrades in anticipated crude demand (IEA) and if current disrupting market factors dissipate. Medium and longer term prospects for the tanker market remain constructive, underpinned by a solid recurring demand for crude, structural change in financing likely to constrain future vessel supply growth and a likely acceleration in the retirement of older ships from 2017 onward".

	The most important key figures (unaudited) are	First Quarter	Second Quarter	First Semester	First Semester
	in thousands of USD	2016	2016	2016	2015
	Revenue	214,875	189,575	404,450	416,529
	Other operating Income	1,724	1,978	3,702	4,296
	Voyage expenses and commissions	(11,348)	(13,507)	(24,855)	(37,667)
	Vessel operating expenses	(38,397)	(41,694)	(80,091)	(76,779)
	Charter hire expenses	(6,212)	(4,798)	(11,010)	(13,726)
	General and administrative expenses	(10,485)	(11,236)	(21,721)	(21,127)
	Net gain (loss) on disposal of tangible assets	13,821	(2)	13,819	2,126
	Net gain (loss) on disposal of investments in equity accounted investees	-	(24,150)	(24,150)	-
	Depreciation	(53,207)	(56,290)	(109,497)	(101,698)
	Net finance expenses	(9,529)	(9,546)	(19,074)	(27,035)
	Share of profit (loss) of equity accounted investees	12,438	9,838	22,276	25,015
	Result before taxation	113,680	40,168	153,849	169,934
	Tax Benefit (Expense)	(138)	(20)	(159)	3,315
	Profit (loss) for the period	113,542	40,148	153,690	173,249

Attributable to:	Owners of the company	113,542	40,148	153,690	173,249
	Non-controlling interests	-	-	-	-

The contribution to the result is as follows:
		Second	First	First
	First Quarter	Quarter	Semester	Semester
in thousands of USD	2016	2016	2016	2015
Tankers	104,956	31,501	136,458	156,624
FSO	8,586	8,647	17,232	16,625
Result after taxation	113,542	40,148	153,690	173,249

Information per share:
		Second	First	First
	First Quarter	Quarter	Semester	Semester
in USD per share	2016	2016	2016	2015
Weighted average number of shares (basic)*	158,370,999	158,348,010	158,359,054	153,071,800
Result after taxation	0.72	0.25	0.97	1.13

* The number of shares outstanding on 30 June 2016 is 159,208,949.

EBITDA reconciliation (unaudited): in thousands of USD	First Quarter 2016	Second Quarter 2016	First Semester 2016	First Semester 2015
Profit (loss) for the period	113,542	40,148	153,690	173,249
+ Depreciation	53,207	56,290	109,497	101,698
+ Net finance expenses	9,529	9,546	19,074	27,035
+ Tax Benefit (Expense)	138	20	159	(3,315)
EBITDA	176,416	106,004	282,420	298,667
+ Depreciation equity accounted investees	7,353	6,620	13,972	14,490
+ Net finance expenses equity accounted investees	1,239	971	2,210	2,917
+ Tax Benefit (Expense) equity accounted investees	-	-	-	-
Proportionate EBITDA	185,007	113,595	298,603	316,074

EBITDA reconciliation per share:
		Second	First	First
	First Quarter	Quarter	Semester	Semester
in USD per share	2016	2016	2016	2015
Weighted average number of shares (basic)*	158,370,099	158.348.010	158,359,054	153,071,800
EBITDA	1.17	0.72	1.89	2.06

All figures have been prepared under IFRS as adopted by the EU (International Financial Reporting Standards) and have not been audited nor reviewed by the statutory auditor.

If the Company had continued to apply the proportionate consolidation method for its joint ventures for the second quarter of 2016, the proportionate EBITDA (a non IFRS-measure) would have been USD 113.6 million (second quarter 2015: USD 162.3 million), and the profit for the period would have remained the same.

For the first half of 2016 the Company had a net result of USD 153.7 million or USD 0.97 per share (first half 2015: USD 173.2 million and USD 1.13 per share). Proportionate EBITDA for the same period was USD 298.6 million (first half 2015: USD 316.1 million).

The result is negatively affected by a non-recurring charge (non-cash) related to the termination of the joint ventures with Bretta Tanker Holdings, Inc. covering four Suezmax vessels as announced on 20 May 2016. Euronav assumed full ownership of the two youngest vessels, the Captain Michael (2012- 157,648 dwt) and the Maria (2012 – 157,523 dwt) in early June. In accordance with IFRS 3 (Business Combinations), Euronav is accounting this transaction as a step acquisition and therefore had to re-measure to fair value Euronav's non-controlling equity interest in the two joint ventures it acquired as well as to measure at fair value the consideration transferred, including Euronav's interest in the other two joint ventures. On that basis, Euronav has recognized a loss (non-cash) of USD 24.2 million in the second quarter.

As a consequence of the termination of the joint ventures, the Company will account directly for the two entities owning the Suezmax vessels, instead of accounting for 50% of four vessels using the equity method. Euronav has compensated Bretta Tanker Holdings, Inc. for the difference in value due to the younger age profile of the ships it took over as well as the voyages in progress and has paid the sum of USD 15.1 million upon closing the transaction.

The average daily time charter equivalent rates (TCE, a non IFRS-measure) can be summarized as follows:

In USD per day	Second quarter 2016	Second quarter 2015	First Semester 2016	First Semester 2015
VLCC
Average spot rate (in TI Pool)	47,864	55,570	54,156	53,370
Average time-charter rate*	44,382	38,148	42,461	41,705
Suezmax
Average spot rate**	33,119	41,886	35,729	42,364
Average time-charter rate*	26,363	35,258	29,307	37,954

* Including profit share where applicable
** Excluding technical offhire days

EURONAV TANKER FLEET

On 13 May 2016 Euronav took delivery of the VLCC Anne (2016 – 299,533 dwt), the fourth and last vessel from the acquisition of four sister vessels announced in June 2015. Euronav has no outstanding capital expenditure commitments going forward.

VALUE CREATION FOR SHAREHOLDERS

As per past practice, Euronav will announce the interim dividend for 2016 together with the release of the final results for the first half year on 25 August. Euronav confirms its return to shareholders policy which can be consulted on our website.

Euronav's return to shareholders policy is based on the conviction that a significant portion of the operational returns made from the capital base of the business should be distributed to shareholders in return for their investment, absent any exceptional event. Consistent with this, any exceptional items such as any surplus from the sale of vessels, will not be included in the calculation of the amount available for distribution of dividends. Therefore the capital gain from the Famenne (USD 13.8m) will not be included in net income for the purpose of determining the dividend for the year.

During the second quarter of the financial year, Euronav bought back 192,415 shares at an average price of EUR 7.94 per share. This brings the total amount of shares bought back during the first half of 2016 to 692,415 shares. Euronav may continue to buy back its own shares opportunistically, under the authority of the Board of Directors. The extent to which it does and the timing of these purchases will depend upon a variety of factors, including market conditions, regulatory requirements and other corporate considerations.

The Company believes there may be attractive investment opportunities in today's market for a long term industrial player such as Euronav. Falling asset values are constructive as they represent the replacement cost of the business and are therefore an expense. Asset prices are approaching historically low valuations which do not accurately reflect the longer term earnings capability of vessels on the water. When combined with Euronav's relatively low leverage and sustained access to capital markets this may provide a number of potentially interesting prospects that would create long lasting shareholder value above and beyond direct returns to shareholders.

CORPORATE

On 2 June 2016 Euronav announced the formation of a commercial joint venture, called Suezmax Chartering, with Diamond S Shipping LLC and Frontline Ltd. The aim of the joint venture is to create a single point of contact for cargo owners to access a large fleet of 43 modern Suezmax vessels, including newbuildings, operated on the spot market.

A larger fleet will provide more flexibility and more options for cargo owners, reduce voyage related expenses through optimization of voyages and thereby reduce greenhouse gas emissions as a direct consequence of using less fuel for cargo movements.

TANKER MARKET

Toward the end of the quarter the anticipated seasonal adjustment in freight rates has been exacerbated by a combination of factors acting simultaneously to press freight rates lower.

First, crude production disruption in a number of countries (Nigeria, Venezuela) has negatively impacted ton mile demand growth. Consequently ton miles have reduced as certain markets (e.g. India) have sourced their marginal barrels during Q2 from short (Middle East) rather than longer haul destinations (Atlantic Basin). Second, a significant number of vessels without vettings or less commercially preferred, have disrupted regular market pricing. These vessels are newbuilding deliveries (five VLCCs in May and five VLCCs in June), vessels returning from dry dock (29 vessels in May and June alone) and older vessels (>20 years). Third, congestion in a number of ports (Qingdao, Basrah) has eased to further decrease voyage times which, combined with some tonnage released from storage toward the end of Q2, increased supply of tonnage into the market at a time of seasonally lower levels of activity.

The fall in the value of tanker prices that continued during Q2, has been interpreted as a confirmation that the freight rate cycle has peaked. Euronav believes this is not the case and largely reflects the structural changes that have occurred in the financing of the tanker sector. Indeed, pressure on commercial banks from both regulatory sources and balance sheet losses intensified during Q2 and is reducing access to capital for tanker companies.

We encourage investors to visit our website to access our presentations which are updated regularly at http://investors.euronav.com/.

OUTLOOK

The longer and medium term fundamentals of the crude tanker market gained strength in the first half due to very limited additions to the order book (three VLCCs, two Suezmaxes) and the IEA now forecast 1.4m bpd and 1.3m bpd demand growth for 2016 and 2017 respectively, instead of 1.2m bpd in each year.

Euronav believes that the current market condition of lower seasonal freight rates are exacerbated by a combination of short term disruptive factors highlighted above and could persist through Q3. Notwithstanding short term headwinds, Euronav anticipates a seasonal rate recovery into Q4 supported by recent upgrades in anticipated crude demand (IEA) and current disrupting market factors dissipating. However, it will be mainly owners' sentiment that will determine the timing of any pick up in rates as demand for crude remains robust and cargo volumes very consistent.

So far in the third quarter of 2016, the Euronav VLCC fleet operated in the Tankers International Pool has earned about USD 31,800 per day and 50% of the available days have been fixed and Euronav's Suezmax trading on the spot market have earned about USD 20,900 per day on average with 39% of the available days fixed for the third quarter of 2016.

CONFERENCE CALL

Euronav will host a conference call at 9:30 a.m. EDT / 3:30 p.m. CET on Thursday 28 July 2016 to discuss the results for the second quarter 2016.

The call will be a webcast with an accompanying slideshow. You can find details of this conference call below and on the "Investor Relations" page of the Euronav website at http://investors.euronav.com.

Webcast Information
Event Type:	Audio webcast with user-controlled slide presentation
Event Date:	28 July 2016
Event Time:	9:30 a.m. EDT / 3:30 p.m. CET
Event Title:	"Euronav Q2 2016 Earnings Call"
Event Site/URL:	http://services.choruscall.com/links/euronav1607282IuSwBBR

Telephone participants may avoid delays by pre-registering for the call using the following link to receive a special dial-in number and PIN conference call registration link: http://dpregister.com/10089522. Pre-registration fields of information to be gathered: name, company, email.

Telephone participants located in the U.S. who are unable to pre-register may dial in to
 1-877-328-5501 on the day of the call. Others may use the international dial-in number +1-412-317-5471.

A replay of the call will be available until August 4 2016, beginning at 11:30 a.m. EDT / 5:30 p.m. CET on 28 July 2016. Telephone participants located in the U.S. can dial 1-877-344-7529. Others can dial +1-412-317-0088. Please reference the conference number: 10089522.

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe", "anticipate", "intends", "estimate", "forecast", "project", "plan", "potential", "may", "should", "expect", "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand and supply of tanker vessel capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. This press release should be read in conjunction with the Belgian annual report and the documents filed with the United States Securities and Exchange Commission ("SEC"), including but not limited to the annual report on form 20-F, for a more complete discussion of these and other risks and uncertainties.

*
*  *

Contact:
Mr. Brian Gallagher – Euronav Investor Relations
Tel: +44 20 7870 0436
Email: IR@euronav.com

Announcement of final half year results 2016: 25 August 2016

About Euronav
Euronav is an independent tanker company engaged in the ocean transportation and storage of crude oil and petroleum products. The Company is headquartered in Antwerp, Belgium, and has offices throughout Europe and Asia. Euronav is listed on Euronext Brussels and on the NYSE under the symbol EURN. Euronav employs its fleet both on the spot and period market. VLCCs on the spot market are traded in the Tankers International pool of which Euronav is one of the major partners. Euronav's owned and operated fleet consists of 53 double hulled vessels being one V-Plus vessel, 30 VLCCs (of which 1 in 50%-50% joint venture), 20 Suezmaxes and two FSO vessels (both owned in 50%-50% joint venture). The Company's vessels mainly fly Belgian, Greek, French and Marshall Island flags.

Regulated information within the meaning of the Royal Decree of 14 November 2007.

Condensed consolidated statement of financial position
(in thousands of USD except per share amounts)

	June 30, 2016	December 31, 2015
ASSETS

Non-current assets
Vessels	2,592,723	2,288,036
Assets under construction	-	93,890
Other tangible assets	853	1,048
Prepayments	5	2
Intangible assets	202	238
Other receivables	174,818	259,908
Investments in equity accounted investees	26,721	21,637
Deferred tax assets	762	935

Total non-current assets	2,796,084	2,665,694

Current assets
Trade and other receivables	174,662	219,079
Current tax assets	151	114
Cash and cash equivalents	100,488	131,663
Non-current assets held for sale	-	24,195

Total current assets	275,301	375,051

TOTAL ASSETS	3,071,385	3,040,745

EQUITY and LIABILITIES

Equity
Share capital	173,046	173,046
Share premium	1,215,227	1,215,227
Translation reserve	206	(50)
Treasury shares	(16,102)	(12,283)
Retained earnings	552,074	529,808

Equity attributable to owners of the Company	1,924,451	1,905,748

Total non-current liabilities
Bank loans	965,056	952,426
Other payables	534	590
Employee benefits	2,114	2,038
Provisions	205	436

Total non-current liabilities	967,909	955,490

Current Liabilities
Trade and other payables	70,475	79,078
Tax liabilities	98	1
Loans and borrowings	108,125	100,022
Provisions	327	406

Total current liabilities	179,025	179,507

TOTAL EQUITY and LIABILITIES	3,071,385	3,040,745

Condensed consolidated statement of profit and loss
(in thousands of USD except per share amounts)

	2016	2015
	Jan. 1 - Jun. 30, 2016	Jan. 1 - Jun. 30, 2015
Shipping revenue
Revenue	404,450	416,529
Gains on disposal of vessels/other tangible assets	13,821	2,128
Other operating income	3,702	4,296
Total shipping revenue	421,973	422,953

Operating expenses
Voyage expenses and commissions	(24,855)	(37,667)
Vessel operating expenses	(80,091)	(76,779)
Charter hire expenses	(11,010)	(13,726)
Loss on disposal of vessels/other tangible assets	(2)	(2)
Loss on disposal of investments in equity accounted investees	(24,150)	-
Impairment on non-current assets held for sale	-	-
Depreciation tangible assets	(109,447)	(101,687)
Depreciation intangible assets	(50)	(11)
General and administrative expenses	(21,721)	(21,127)
Total operating expenses	(271,326)	(250,999)

RESULT FROM OPERATING ACTIVITIES	150,647	171,954

Finance income	1,884	389
Finance expenses	(20,958)	(27,424)
Net finance expenses	(19,074)	(27,035)

Share of profit (loss) of equity accounted investees (net of income tax)	22,276	25,015

PROFIT (LOSS) BEFORE INCOME TAX	153,849	169,934

Income tax expense	(159)	3,315

PROFIT (LOSS) FOR THE PERIOD	153,690	173,249

Attributable to:
Owners of the company	153,690	173,249
Non-controlling interests	-	-

Basic net income/(loss) per share	0.97	1.13
Diluted net income/(loss) per share	0.97	1.11

Weighted average number of shares (basic)	158,359,054	153,071,800
Weighted average number of shares (diluted)	158,575,911	155,915,594

Condensed consolidated statement of comprehensive income
(in thousands of USD except per share amounts)

	2016	2015
	Jan. 1 - Jun. 30, 2016	Jan. 1 - Jun. 30, 2015

Profit/(loss) for the period	153,690	173,249

Other comprehensive income, net of tax
Items that will never be reclassified to profit or loss:
Remeasurements of the defined benefit liability (asset)	-	-

Items that are or may be reclassified to profit or loss:
Foreign currency translation differences	256	(391)
Equity-accounted investees - share of other comprehensive income	548	718

Other comprehensive income, net of tax	804	327

Total comprehensive income for the period	154,494	173,576

Attributable to:
Owners of the company	154,494	173,576

Condensed consolidated statement of changes in equity
(in thousands of USD except per share amounts)

	Share capital	Share premium	Translation reserve	Hedging reserve	Treasury shares	Retained earnings	Capital and reserves	Other	Total equity

Balance at January 1, 2015	142,441	941,770	379	-	(46,062)	359,180	1,397,708	75,000	1,472,708

Profit (loss) for the period	-	-	-	-	-	173,249	173,249	-	173,249
Total other comprehensive income	-	-	(391)	-	-	718	327	-	327
Total comprehensive income	-	-	(391)	-	-	173,967	173,576	-	173,576

Transactions with owners of the company
Issue of ordinary shares	20,324	208,738	-	-	-	(19,357)	209,705	-	209,705
Issue and conversion convertible Notes	10,281	64,719	-	-	-	-	75,000	(75,000)	-
Issue and conversion perpetual convertible preferred equity	-	-	-	-	-	-	-	-	-
Dividends to equity holders	-	-	-	-	-	(39,656)	(39,656)	-	(39,656)
Treasury shares	-	-	-	-	30,708	(23,158)	7,550	-	7,550
Equity-settled share-based payment	-	-	-	-	-	967	967	-	967
Total transactions with owners	30,605	273,457	-	-	30,708	(81,204)	253,566	(75,000)	178,566

Balance at June 30, 2015	173,046	1,215,227	(12)	-	(15,354)	451,944	1,824,851	-	1,824,851

	Share capital	Share premium	Translation reserve	Hedging reserve	Treasury shares	Retained earnings	Capital and reserves	Other	Total equity

Balance at January 1, 2016	173,046	1,215,227	(50)	-	(12,283)	529,808	1,905,748	-	1,905,748

Profit (loss) for the period	-	-	-	-	-	153,690	153,690	-	153,690
Total other comprehensive income	-	-	256	-	-	548	804	-	804
Total comprehensive income	-	-	256	-	-	154,238	154,494	-	154,494

Transactions with owners of the company
Dividends to equity holders	-	-	-	-	-	(129,846)	(129,846)	-	(129,846)
Treasury shares	-	-	-	-	(3,819)	(2,338)	(6,157)	-	(6,157)
Equity-settled share-based payment	-	-	-	-	-	212	212	-	212
Total transactions with owners	-	-	-	-	(3,819)	(131,972)	(135,791)	-	(135,791)

Balance at June 30, 2016	173,046	1,215,227	206	-	(16,102)	552,074	1,924,451	-	1,924,451

Condensed consolidated statement of cash flows
(in thousands of USD except per share amounts)

	2016	2015
	Jan. 1 - Jun. 30, 2016	Jan. 1 - Jun. 30, 2015
Cash flows from operating activities
Profit (loss) for the period	153,690	173,249

Adjustments for:	116,750	99,507
Depreciation of tangible assets	109,447	101,687
Depreciation of intangible assets	50	11
Loss (gain) on disposal of investments in equity accounted investees	24,150	-
Provisions	(248)	263
Tax (benefits)/expenses	159	(3,315)
Share of profit of equity-accounted investees, net of tax	(22,276)	(25,015)
Net finance expense	19,075	27,035
(Gain)/loss on disposal of assets	(13,819)	(2,126)
Equity-settled share-based payment transactions	212	967

Changes in working capital requirements	35,804	(55,873)
Change in cash guarantees	59	(39)
Change in trade receivables	(541)	10,581
Change in accrued income	10,441	(12,696)
Change in deferred charges	(7,457)	3,737
Change in other receivables	45,669	(32,370)
Change in trade payables	(800)	16,746
Change in accrued payroll	(915)	(620)
Change in accrued expenses	(5,174)	(4,348)
Change in deferred income	(5,393)	3,062
Change in other payables	(158)	(39,926)
Change in provisions for employee benefits	73	-

Income taxes paid during the period	73	173
Interest paid	(16,428)	(33,460)
Interest received	98	188
Dividends received from equity-accounted investees	778	275

Net cash from (used in) operating activities	290,765	184,059

Acquisition of vessels	(199,778)	(271,743)
Proceeds from the sale of vessels	38,016	91,065
Acquisition of other tangible assets	(43)	(8,114)
Acquisition of intangible assets	(15)	(63)
Proceeds from the sale of other (in)tangible assets	-	63
Loans from (to) related parties	22,047	12,835
Proceeds from capital decreases in joint ventures	3,737	1,500
Acquisition of subsidiaries, net of cash acquired	(6,755)	-

Net cash from (used in) investing activities	(142,791)	(174,457)

Proceeds from issue of share capital	-	229,063
Transaction costs related to issue of share capital	-	(19,357)
(Purchase of) Proceeds from sale of treasury shares	(6,157)	7,550
Proceeds from new borrowings	262,300	338,770
Repayment of borrowings	(304,952)	(631,317)
Dividends paid	(129,847)	(39,656)

Net cash from (used in) financing activities	(178,656)	(114,947)

Net increase (decrease) in cash and cash equivalents	(30,682)	(105,345)

Net cash and cash equivalents at the beginning of the period	131,663	254,086
Effect of changes in exchange rates	(493)	(515)

Net cash and cash equivalents at the end of the period	100,488	148,224